UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-08396

TRANSGENE SA

(Exact name of registrant as specified in its charter)

boulevard Gonthier d’Andernach, Parc d’innovation, 67405 Illkirch Graffenstaden, France
telephone:  011-333-88-27-91-00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐
(for equity securities)
Rule 12h-6(c)	☐
(for debt securities)
Rule 12h-6(d)	☐
(for successor registrants)
Rule 12h-6(i)	☒
(for prior Form 15 filers)

PART I

Item 1.            Exchange Act Reporting History

Not applicable.

Item 2.            Recent United States Market Activity

Transgene SA (“Transgene”) has not sold securities in the United States in a registered offering under the Securities Act of 1933 since May 25, 2001.

Item 3.            Foreign Listing and Primary Trading Market

A. The primary trading market for ordinary shares of Transgene is NYSE Euronext Paris in France.

B. Transgene’s ordinary shares have been continuously listed on the NYSE Euronext Paris market, or its predecessor the French stock exchanges, since March 31, 1998. Transgene has maintained a listing of its ordinary shares on NYSE Euronext Paris for at least 12 months preceding the filing of this form.

C. The percentage of trading of Transgene’s ordinary shares that occurred in France during the 12-month period ending December 31, 2011, was over 99.99%.

Item 4.            Comparative Trading Volume Data

A. The first date of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is January 1, 2011, and the last date of such period is December 31, 2011.

B. The average daily trading volume of the ordinary shares both in the United States and on a worldwide basis for the 12-month period described in Item 4.A is set forth in the following table:

	United States	Worldwide
Average daily trading volume	3	31,395

C. For the same 12-month period described in Item 4.A, the average daily trading volume of Transgene’s ordinary shares in the United States as a percentage of the average daily trading volume of the Transgene ordinary shares on a worldwide basis was less than 0.01%.

D. On September 21, 2005, Transgene terminated trading of its American Depository Shares (“ADSs”) on the Nasdaq National Market (“Nasdaq”), and on October 12, 2005, Transgene terminated its Deposit Agreement with its depository the Bank of New York (“BONY”). During the 12-month period preceding termination of trading on Nasdaq and of the Deposit Agreement, the average daily trading volume of Transgene’s ordinary shares in the United States as a percentage of the average daily trading volume of the ordinary shares worldwide was approximately 10%.

E. See response to Item 4.D.

F. The source of the trading volume information used for determining whether Transgene meets the requirements of Rule 12h-6 is the OTC Markets Group, Inc.

Item 5.            Alternative Record Holder Information

Not applicable.

Item 6.            Debt Securities

Not applicable.

Item 7.            Notice Requirement

Not applicable.

Item 8.            Prior Form 15 Filers

A. On April 3, 2006, Transgene filed a Form 15 to terminate the registration of its ordinary shares pursuant to Rule 12g-4 and to suspend its reporting obligations pursuant to Rule 12h-3.

B. The description of Transgene’s Primary Trading Market and Comparative Trading Volume Data contained, respectively in Item 3 and in Item 4 are incorporated herein by reference.

C. Not applicable.

PART II

Item 9.            Rule 12g3-2(b) Exemption

Transgene intends to publish the information required under Rule 12g3-2(b)(1)(iii) on its website: www.transgene.fr.

PART III

Item 10.         Exhibits

None.

Item 11.         Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Transgene SA has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In doing so, Transgene SA certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: January 11, 2012	By:	/s/ Ghislaine Gilleron
	Name:	Ghislaine Gilleron
	Title:	General Counsel, Secretary to the Management Board